RECEIVED

2004 OCT 18 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

04045474

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

October 12, 2004

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest press release: "Hannover Re expects 2004 performance to exceed its return-on-equity target and reaffirms existing profit expectation for 2005".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

Iris Gärbers

Enclosures

PROCESSED
OCT 18 2004
THOMSON FINANCIAL

Hannover Re expects 2004 performance to exceed its return-on-equity target and reaffirms existing profit expectation for 2005

Hannover, 12 October 2004: Hurricane "Jeanne" was the fourth severe hurricane to make landfall in the USA within just a few weeks. Such an accumulation of losses in a single US state has a return period of at most once in a hundred years. With a total estimated loss amount of up to USD 40 billion, this is the largest insured loss of all time in the United States – and indeed worldwide. The third quarter also witnessed an accumulation of severe typhoons in the Pacific region.

The net burden of losses before tax for Hannover Re resulting from all these windstorm events totalled almost EUR 340 million in the third quarter (see the enclosed table for further details). As things currently stand, this figure is to a large extent still based on estimates; nevertheless, in view of the structure of its protection covers, it is the company's assumption that this amount cannot be significantly exceeded. The loss expenditure incurred as a consequence of other major losses stood at EUR 12 million in the third quarter, following EUR 52 million in the first half-year.

As has been explained in the past, Hannover Re's profit forecast is based inter alia on a burden of major losses costing around 5% of net premiums in property and casualty reinsurance. This corresponds to the multi-year average for major losses. The figure of 12.5% for the first three quarters of 2004 clearly exceeds this level. A further factor to be borne in mind is that the four hurricanes also adversely impacted the portfolio of program business.

"Despite this unusually high burden of major losses we remain confident of generating net income for the year of EUR 300 million – a figure that will still enable us to achieve our return-on-equity target of more than 12%", Wilhelm Zeller, Chairman of the Executive Board, emphasised. *What is more, the dividend should be higher than in the previous year.* "In light of the exceptional strains incurred in recent weeks this is a very good result that not only bears witness to the sustained strong profitability of property and casualty reinsurance but also testifies to our prudent risk management." Hannover Re's minimum return-on-equity target is 750 basis points over and above the average five-year yield on 10-year German government bonds (currently standing at 4.7%). Averaged over the past five years the company has comfortably surpassed this target with an ROE of 15.3%.

...

Unaffected by the very high natural catastrophe losses, Hannover Re's portfolio continues to perform successfully in all business groups. Consequently, the company's anticipated profit for 2005 also remains unchanged. In concrete terms, Mr. Zeller indicated a range of EUR 430 to EUR 470 million or EUR 3.60 to 3.90 a share. As always, this forecast assumes major-loss expenditure within the bounds of the multi-year average and the absence of unforeseen adverse movements on capital markets.

"It is our expectation that the recent hurricanes will favourably impact the treaty negotiations as at 1.1.2005", Mr. Zeller concluded. "The price erosion anticipated by many market players in natural catastrophe reinsurance is now unlikely to materialise."

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Appendix

Summary of major losses incurred by Hannover Re in the first three quarters of 2004*

Figures in EUR m	**Property and casualty reinsurance**	**Program business**	**Hannover Re Group**
1st half-year			
Various major losses	52	0	52
3rd quarter			
4 hurricanes			
"Charley"	29	49	78
"Frances"	59	17	76
"Ivan"	65	17	82
"Jeanne"	48	17	65
Subtotal (4 hurricanes)	201	100	301
Typhoons**	35	0	35
Other major losses	12	0	12
Total (3rd quarter)	248	100	348
1st-3rd quarters			
Total	300	100	400
as % of net earned premiums	12.5%***	-	-

* Net losses retained by Hannover Re; exchange rate: € 1.00 = US$ 1.20

** Including typhoon "Ma-On" on 9 October 2004

*** Calculation based on analysts' estimates of net earned premiums in property and casualty reinsurance for the full 2004 year totalling EUR 3.2 billion (corresponding pro rata to EUR 2.4 billion for the first three quarters)

Hannover Rück erwartet für 2004 ein Ergebnis über dem eigenen Eigenkapital-Renditeziel und bestätigt bisherige Gewinnerwartung für 2005

Hannover, 12. Oktober 2004: Innerhalb weniger Wochen hat mit dem Hurrikan „Jeanne" der vierte schwere Wirbelsturm die USA getroffen. Eine derartige Häufung von Schäden in einem Bundesstaat hat eine Wiederkehrperiode von höchstens einmal in 100 Jahren. Mit einer bis auf 40 Mrd. US-Dollar geschätzten Schadensumme handelt es sich um den größten versicherten Schaden aller Zeiten in den Vereinigten Staaten und weltweit. Hinzu kam im dritten Quartal eine Häufung schwerer Taifune im pazifischen Raum.

Die aus all diesen Wirbelstürmen resultierende Nettobelastung vor Steuern für die Hannover Rück beläuft sich im dritten Quartal auf fast 340 Mio. EUR (Details s. Anlage). Diese Angabe beruht auch zum gegenwärtigen Zeitpunkt immer noch zu einem erheblichen Teil auf Schätzungen; bedingt durch die Struktur der Schutzdeckungen geht die Gesellschaft jedoch davon aus, dass dieser Betrag nicht wesentlich überschritten werden kann. Die Schadenbelastung aus sonstigen Großschäden betrug 12 Mio. EUR im dritten Quartal, nach 52 Mio. EUR im ersten Halbjahr.

Wie in der Vergangenheit erläutert, fußt die Ergebniserwartung der Hannover Rück u. a. auf einer Großschadenbelastung von rund 5 % der Nettoprämie in der Schaden-Rückversicherung. Dies entspricht dem langjährigen Durchschnitt der Großschäden. Der Wert für die ersten drei Quartale 2004 liegt mit 12,5 % deutlich über diesem Niveau. Hinzu kommt, dass die vier Hurrikane auch das Programmgeschäft belasten.

„Trotz dieser ungewöhnlich hohen Großschadenbelastung sind wir zuversichtlich, einen Jahresüberschuss von 300 Mio. EUR zu erzielen – ein Wert, mit dem wir unser Eigenkapital-Renditeziel von über 12 % nach wie vor erreichen," betonte der Vorstandsvorsitzende Wilhelm Zeller. Des Weiteren solle die Dividende höher ausfallen als im Vorjahr. „In Anbetracht der außergewöhnlichen Schadenbelastung der letzten Wochen ist dies ein sehr gutes Ergebnis und Beleg für die anhaltend gute Profitabilität der Schaden-Rückversicherung, aber auch Beleg für unser umsichtiges Risikomanagement." Das Mindestziel der Hannover Rück für die Eigenkapitalrendite ergibt sich aus einem Aufschlag von 750 Basispunkten auf den Fünf-Jahres-Durchschnitt der Rendite zehnjähriger deutscher Bundesanleihen

(derzeit: 4,7 %). Dieses Ziel hat die Gesellschaft im Durchschnitt der letzten fünf Jahre mit 15,3 % deutlich übertroffen.

Unberührt von den sehr hohen Katastrophenschäden verläuft das Geschäft der Hannover Rück in allen Geschäftsfeldern unverändert erfolgreich. Daher bleibt auch die Gewinnerwartung der Gesellschaft für das Jahr 2005 unverändert. Diese konkretisierte Zeller mit 430 bis 470 Mio. EUR oder 3,60 bis 3,90 EUR pro Aktie. Dies gilt wie immer unter der Prämisse, dass sich die Großschäden im langjährigen Durchschnitt bewegen und keine unerwartete negative Entwicklung auf den Kapitalmärkten stattfindet.

„Die jüngsten Hurrikanereignisse werden sich nach unserer Einschätzung positiv auf die Vertragsverhandlungen zum 1.1.2005 auswirken," unterstrich Zeller abschließend. „Der von vielen Marktteilnehmern erwartete Preisabrieb im Katastrophen-Rückversicherungsgeschäft dürfte nun ausbleiben."

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Brutto-Prämienvolumen von rund 11 Mrd. EUR eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

...

Anlage

Großschäden der Hannover Rück in den ersten drei Quartalen 2004 im Überblick*

in Mio. EUR	**Schaden-Rückversicherung**	**Programm-geschäft**	**Hannover Rück Konzern**
1. Halbjahr			
diverse Großschäden	52	0	52
3. Quartal			
4 Hurrikane			
„Charley“	29	49	78
„Frances“	59	17	76
„Ivan“	65	17	82
„Jeanne“	48	17	65
Gesamt (4 Hurrikane)	201	100	301
Taifune**	35	0	35
übrige Großschäden	12	0	12
Gesamt (3. Quartal)	248	100	348
1. – 3. Quartal			
Gesamt	300	100	400
in % der verdienten Nettoprämie	12,5 %***	-	-

* Nettoschäden im Selbstbehalt der Hannover Rück; Umrechnungskurs: 1,00 € = 1,20 US$
** Einschließlich Taifun „Ma-On“ am 9. Oktober 2004
*** Berechnung basierend auf Analystenschätzungen der verdienten Nettoprämie der Schaden-Rückversicherung für das Gesamtjahr 2004 in Höhe von 3,2 Mrd. EUR (entspricht anteilig 2,4 Mrd. EUR für das 1. - 3. Quartal)